KINGSWAY ANNOUNCES COMPLETION OF SENIOR DEBENTURE PUBLIC OFFERING AND PRIVATE PLACEMENT OF TRUST PREFERRED SECURITIES

Toronto, Ontario (December 6, 2002)--Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) today announced the closing of its public offering of $78 million aggregate principal amount of 8.25% unsecured senior debentures due December 31, 2007.  The net proceeds of the offering amount to approximately $77.1 million, after application of the underwriters’ discount and commission.  The yield on the debentures to maturity is 8.298%.  Kingsway also announced it has completed its previously announced private placement of approximately US$15 million in 30-year floating rate trust preferred securities, with net proceeds of approximately US$14.5 million.

The net proceeds of both offerings will be used to provide additional capital to Kingsway’s subsidiaries to support the growth of our business and for general corporate purposes, which may include the repayment of existing credit facilities.

Neither the debentures nor the trust preferred securities have been registered under the United States Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any debentures, trust preferred securities or any other securities, nor will there be any sale of the debentures, the trust preferred securities or any other security in any jurisdiction in which such an offer or sale would be unlawful.

About Kingsway

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers.  The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S.  Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc.  The Company also operates reinsurance subsidiaries in Barbados and Bermuda.  The Company’s senior debt is rated “BBB” (investment grade) by Standard and Poor’s and Dominion Bond Rating Service.  The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008